SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Esperion Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

16934W106

(CUSIP Number)

Hilary Strain

Alta Partners

One Embarcadero Center, Suite 3700

San Francisco, CA 94111

(415) 362-4022

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 1, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s  initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of  the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Names of Reporting Persons.
Alta Partners VIII, L.P.
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Source Of Funds
WC
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :

(6) Citizenship Or Place Of Organization
Delaware

Number Of Shares (7) Sole Voting Power 2,123,426 (a)
Beneficially Owned
By Each Reporting
Person With (8) Shared Voting Power -0-

(9) Sole Dispositive Power 2,123,426 (a)

(10) Shared Dispositive Power -0-

(11) Aggregate Amount Beneficially Owned By Each Reporting Person
2,123,426 (a)
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

(13) Percent Of Class Represented By Amount In Row (11)
14.5% (b)
(14) Type Of Reporting Person
PN

(a)  Alta Partners VIII, L.P. (“AP VIII”) has sole voting and dispositive control over 2,052,189 shares of common stock (“Common Stock”) and 71,237 shares of Common Stock issuable upon exercise of warrants (“Common Stock Warrants”) of Esperion Therapeutics, Inc. (the “Issuer”), except that Alta Partners Management VIII, LLC (“APM VIII”), the general partner of AP VIII, and Farah Champsi (“Champsi”), Daniel Janney (“Janney”), and Guy Nohra (“Nohra”), managing directors of AP VIII, may be deemed to share dispositive and voting power over such stock.

(b)  The percentage set forth in row (13) is based on 14,579,305 outstanding shares of Common Stock as disclosed in the Issuer’s final prospectus dated June 25, 2013, filed with the SEC on June 26, 2013.

(1) Names of Reporting Persons.
Alta Partners Management VIII, LLC
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Source Of Funds
AF
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :

(6) Citizenship Or Place Of Organization
Delaware

Number Of Shares (7) Sole Voting Power -0-
Beneficially Owned
By Each Reporting
Person With (8) Shared Voting Power 2,123,426 (c)

(9) Sole Dispositive Power -0-

(10) Shared Dispositive Power 2,123,426 (c)

(11) Aggregate Amount Beneficially Owned By Each Reporting Person
2,123,426 (c)
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

(13) Percent Of Class Represented By Amount In Row (11)
14.5% (d)
(14) Type Of Reporting Person
OO

(c)   APM VIII is the general partner of AP VIII and shares voting and dispositive power over the shares of Common Stock and the shares of Common Stock issuable upon the exercise of the Common Stock Warrants held by AP VIII.

(d)   The percentage set forth in row (13) is based on 14,579,305 outstanding shares of Common Stock as disclosed in the Issuer’s final prospectus dated June 25, 2013, filed with the SEC on June 26, 2013.

(1) Names of Reporting Persons.
Farah Champsi
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Source Of Funds
AF
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :

(6) Citizenship Or Place Of Organization
U.S.A.

Number Of Shares (7) Sole Voting Power -0-
Beneficially Owned
By Each Reporting
Person With (8) Shared Voting Power 2,123,426 (e)

(9) Sole Dispositive Power -0-

(10) Shared Dispositive Power 2,123,426 (e)

(11) Aggregate Amount Beneficially Owned By Each Reporting Person
2,123,426 (e)
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

(13) Percent Of Class Represented By Amount In Row (11)
14.5% (f)
(14) Type Of Reporting Person
IN

(e) Champsi is a managing director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock and the shares of Common Stock issuable upon exercise of the Common Stock Warrants held by AP VIII.

(f) The percentage set forth in row (13) is based on 14,579,305 outstanding shares of Common Stock as disclosed in the Issuer’s final prospectus dated June 25, 2013, filed with the SEC on June 26, 2013.

(1) Names of Reporting Persons.
Daniel Janney
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Source Of Funds
AF
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :

(6) Citizenship Or Place Of Organization
U.S.A.

Number Of Shares (7) Sole Voting Power 21,471 (g)
Beneficially Owned
By Each Reporting
Person With (8) Shared Voting Power 2,123,426 (h)

(9) Sole Dispositive Power 2,385 (g)

(10) Shared Dispositive Power 2,123,426 (h)

(11) Aggregate Amount Beneficially Owned By Each Reporting Person
2,144,897(g)(h)
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

(13) Percent Of Class Represented By Amount In Row (11)
14.7% (i)
(14) Type Of Reporting Person
IN

(g) Represents shares of Common Stock issuable upon exercise of a stock option held by Janney. The option, which is exercisable for 21,471 shares of Common Stock,  was granted on April 11, 2013.  The option is immediately exercisable in full, but the shares issuable upon exercise of the option vest in 36 equal monthly installments from the date of option grant.  Any unvested shares acquired upon exercise of the option may not be sold until after they vest.  Accordingly, Janney has sole voting power over all 21,471 shares subject to the option and he has sole dispositive power over 2,385 shares subject to the option, which represents the number of shares that are currently vested or that will vest over the 60 days following the date hereof.

(h) Janney is a managing director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock and the shares of Common Stock issuable upon exercise of the Common Stock Warrants held by AP VIII.

(i) The percentage set forth in row (13) is based on 14,579,305 outstanding shares of Common Stock as disclosed in the Issuer’s final prospectus dated June 25, 2013, filed with the SEC on June 26, 2013.

(1) Names of Reporting Persons.
Guy Nohra
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Source Of Funds
AF
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :

(6) Citizenship Or Place Of Organization
U.S.A.

Number Of Shares (7) Sole Voting Power -0-
Beneficially Owned
By Each Reporting
Person With (8) Shared Voting Power 2,123,426 (j)

(9) Sole Dispositive Power -0-

(10) Shared Dispositive Power 2,123,426 (j)

(11) Aggregate Amount Beneficially Owned By Each Reporting Person
2,123,426 (j)
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

(13) Percent Of Class Represented By Amount In Row (11)
14.5% (k)
(14) Type Of Reporting Person
IN

(j)  Nohra is a managing director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock and the shares of Common Stock issuable upon exercise of the Common Stock Warrants held by AP VIII.

(k) The percentage set forth in row (13) is based on 14,579,305 outstanding shares of Common Stock as disclosed in the Issuer’s final prospectus dated June 25, 2013, filed with the SEC on June 26, 2013.

Item 1.

Security and Issuer.

The title and class of securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of Esperion Therapeutics, Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 46701 Commerce Center Drive, Plymouth, MI 48170. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2.

Identity and Background.

(a)

This Statement is being filed by (i) Alta Partners VIII, L.P., a Delaware limited partnership (“AP VIII” and the “Purchaser”), (ii) Alta Partners Management VIII, LLC, a Delaware limited liability company (“APM VIII”), and (iii) Farah Champsi, Daniel Janney, and Guy Nohra (collectively referred to as the “Managing Directors”), the Managing Directors of APM VIII.  The Purchaser, APM VIII, and the Managing Directors are sometimes hereinafter collectively referred to as the “Reporting Persons.”

(b)

The principal executive offices of AP VIII and APM VIII, and the business address of each of the Managing Directors are located at One Embarcadero Center, Suite 3700, San Francisco, California 94111.

(c)

The principal business of AP VIII is making venture capital investments.  APM VIII’s principal business is acting as general partner of AP VIII.  Each of the Managing Directors’ principal business is acting as a director of APM VIII.

(d)

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)

Each of the Managing Directors is a citizen of the United States.

Item 3.

Source and Amount of Funds or Other Consideration.

Between April 28, 2008 and January 28, 2011, AP VIII purchased an aggregate of 6,800,000 shares of Series A Convertible Redeemable Preferred Stock (“Series A Shares”) for an aggregate purchase price of $6.8 million.  AP VIII, received the funds used to purchase the Series A Shares from capital contributions made to AP VIII by its partners for investment purposes.

Between January 26, 2012 and November 30, 2012, AP VIII acquired Convertible Promissory Notes from the Issuer in the aggregate principal amount of approximately $4.2 million.  In connection with the issuance of certain of these promissory notes, AP VIII purchased warrants (the “Series A Warrants”) exercisable for an aggregate of 497,666 Series A Shares.  The purchase price of the Series A Warrants was approximately $2,500.  AP VIII received the funds used to purchase the Convertible Promissory Notes and the Series A Warrants from capital contributions made to AP VIII by its partners for investment purposes.  On February 12, 2013, the Convertible Promissory Notes, including all accrued interest, were converted into an aggregate of 4,459,825 Series A Shares.

Upon the closing of the Issuer’s initial public offering on July 1, 2013 (the “IPO Closing”), every 6.986 Series A Shares automatically converted into 1 share of Common Stock for no additional consideration.  AP VIII received an aggregate of 1,816,475 shares of Common Stock upon the conversion of its Series A Shares.  Also, upon the IPO Closing, the Series A Warrants automatically converted on a 6.986 for 1 basis into warrants (the “Common Stock Warrants”) to purchase an aggregate of 71,237 shares of Common Stock.

Additionally, AP VIII purchased 235,714 shares of Common Stock (the “IPO shares”) as part of the Issuer’s initial public offering, which purchase closed on July 1, 2013.  The aggregate purchase price of the IPO Shares was approximately $2.1 million. AP VIII received the funds used to purchase the IPO Shares from capital contributions made to AP VIII by its partners and members for investment purposes.

On April 11, 2013, Janney was granted, as partial consideration for service as a director of the Issuer, an option to purchase 21,471 shares of Common Stock at an exercise price of $3.70 per share.  The option is immediately exercisable in full, but the shares issuable upon exercise of the option vest in 36 equal monthly installments from the date of option grant.  Any unvested shares acquired upon exercise of the option would be subject to a restricted stock agreement and would not be eligible to be resold until after they vest.  The option expires on April 11, 2023.

Item 4.

Purpose of Transaction.

AP VIII purchased the aforementioned securities for investment purposes with the aim of increasing the value of its investments and the Issuer.

Except as set forth in Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.

Interest in Securities of the Issuer.

(a)

As of July 1, 2013, AP VIII directly held 2,052,189 shares of Common Stock and Common Stock Warrants exercisable for 71,237 shares of Common Stock, representing 14.5% of the Issuer’s outstanding Common Stock as of such date.  As the general partner of AP VIII, APM VIII beneficially owned an aggregate of 2,052,189 shares of Common Stock and Common Stock Warrants exercisable for 71,237 shares of Common Stock, representing 14.5% of the Issuer’s Common Stock outstanding as of such date. Each of Champsi and Nohra beneficially owned 2,052,189 shares of Common Stock and Common Stock Warrants exercisable for 71,237 shares of Common Stock, representing 14.5% of the Issuer’s outstanding Common Stock as of such date.  Janney beneficially owned 2,052,189 shares of Common Stock, Common Stock Warrants exercisable for 71,237 shares of Common Stock and stock options exercisable for 21,471 shares of Common Stock, representing 14.7% of the Issuer’s outstanding Common Stock as of such date. The percentages set forth in this Item 5 are based on the 14,579,305 outstanding shares of Common Stock as disclosed in the Issuer’s final prospectus dated June 25, 2013, filed with the SEC on June 26, 2013.

(b)

AP VIII has sole voting and dispositive control over 2,052,189 shares of Common Stock and 71,237 shares of Common Stock issuable upon exercise of the Common Stock Warrants.  Janney has sole voting control over 21,471 shares of Common Stock issuable upon exercise of stock options.  None of the other Reporting Persons owns any securities of the Issuer directly. APM VIII, as the general partner of AP VIII, shares the power to direct the voting and disposition of the 2,123,426 shares beneficially owned by AP VIII and may be deemed to beneficially own the shares beneficially owned by AP VIII. By virtue of their positions as managing directors of APM VIII, each Managing Director may be deemed to share the power to direct the disposition and vote of the 2,123,426 shares beneficially owned by AP VIII and may be deemed to beneficially own the shares of Common Stock beneficially owned by such entities.

(c)

Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights

The Issuer, AP VIII and certain other investors are party to an Investor Rights Agreement (the “Investor Rights Agreement”), as amended, which contains certain registration rights with respect to shares of Common Stock held by AP VIII and other investors.  The shares entitled to registration rights under the Investor Rights Agreement are referred to herein as “Registrable Securities.”

Demand Registration Rights

If the Issuer shall receive a request from the holders of a majority of the Registrable Securities then outstanding, that the Issuer register the resale of all or a portion of their shares, the Issuer will be required, on no more than two occasions, to use its best efforts to file a registration statement and use reasonable, diligent efforts to effect such registration.

Form S-3 Registration Rights

The holders of the Registrable Securities can make a written request that the Issuer register their shares on Form S-3 if the Issuer is eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $1.0 million. These holders may make an unlimited number of requests for registration on Form S-3. However, the Issuer will not be required to effect more than two registrations in any twelve month period on Form S-3 pursuant to the Investor Rights Agreement.

Piggyback Registration Rights

If the Issuer proposes to register any of its stock in connection with the public offering of such securities by the Issuer on or on behalf of selling stockholders, the Issuer shall, at such time, promptly give each holder that is a party to the Investor Rights Agreement notice of such registration. Upon the request of each holder, the Issuer shall, subject to certain limitations, cause to be registered all of the Registrable Securities that each such holder has requested to be registered.

Expenses of Registration

The Issuer will pay all registration expenses related to any registration effected pursuant to the demand, Form S-3, and piggyback registration rights described above, although the holders requesting their shares to be registered shall bear any selling expenses, including underwriting discounts and selling commissions. In an underwritten offering, the Issuer and the managing underwriter have the right, subject to specified conditions, to limit the number of shares such holders may include.

Expiration of Registration Rights

The demand, Form S-3, and piggyback registration rights described above will expire, with respect to any particular stockholder, upon the earlier of (i) July 1, 2016, and (ii) when that stockholder holds less than 1% of the Issuer’s Common Stock and all Registrable Securities, including those issuable or issued upon conversion of the shares held by and issuable to such holder (and its affiliates) may be sold pursuant to Rule 144 during any ninety day period.

Lock-up Agreement

In connection with the Issuer’ initial public offering, the Issuer along with its directors (including Janney), executive officers and all of the other stockholders (including AP VIII) and warrant holders, entered into a lock-up agreement and agreed that for a period of 180 days (the restricted period), after June 25, 2013, subject to specified exceptions, these parties will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

Common Stock Warrant

The Common Stock Warrant entitles AP VIII to purchase an aggregate of 71,237 shares of Common Stock at an exercise price of $6.99 per share.  The Common Stock Warrant expires on February 12, 2018.

The foregoing descriptions of the lock-up agreements, the Investor Rights Agreement and the Common Stock Warrant are qualified in their entirety by reference to the form of the lock-up agreement, the Investor Rights Agreement, Amendment No. 1 to the Investor Rights Agreement and the form of Common Stock Warrant, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Item 7.

Material to be Filed as Exhibits.

Exhibit A:

Joint Filing Statement.

Exhibit B:

Investor Rights Agreement (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-188595), filed with the SEC on May 14, 2013).Exhibit C:  Amendment No. 1 to Investor Rights Agreement (incorporated by reference to Exhibit 4.5 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-188595), filed with the SEC on May 14, 2013).

Exhibit D:

Form of Common Stock Warrant (incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-188595), filed with the SEC on May 14, 2013).

Exhibit E:

Form of Lock-up Agreement.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 11, 2013

Alta Partners VIII, L.P.

Alta Partners Management VIII, LLC

By: Alta Partners Management VIII, LLC

By:                 /s/ Daniel Janney

By:             /s/ Daniel Janney

Daniel Janney, Managing Director

          Daniel Janney, Managing Director

                /s/ Farah Champsi

    Farah Champsi

                /s/ Daniel Janney

    Daniel Janney

                /s/ Guy Nohra

  Guy Nohra

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date:  July 11, 2013

Alta Partners VIII, L.P.

Alta Partners Management VIII, LLC

By: Alta Partners Management VIII, LLC

By:                 /s/ Daniel Janney

By:             /s/ Daniel Janney

Daniel Janney, Managing Director

          Daniel Janney, Managing Director

                /s/ Farah Champsi

    Farah Champsi

                /s/ Daniel Janney

    Daniel Janney

                /s/ Guy Nohra

  Guy Nohra